Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	Michael K. Rafter Tel: 404.322.6627 mike.rafter@nelsonmullins.com

September 24, 2015

Via FedEx

Ms. Jennifer Gowetski

Special Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Strategic Storage Trust II, Inc.
Post-Effective Amendment to Form S-11
Filed August 27, 2015
File No. 333-190983

Dear Ms. Gowetski:

This letter is sent in response to your letter dated September 3, 2015 setting forth your comments to the Post-Effective Amendment for the Company’s offering. We have reproduced your comments and included our responses below your comments.

Q: Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?, page 7

1.	Please revise to state how long a holder of a Class T share should expect to pay the stockholder servicing fee and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

RESPONSE: In response to this comment, we have revised the disclosure on page 7 of our prospectus to include the following statement: “A purchaser of Class T shares in our primary offering will pay $0.0079 per Class T Share per month (i.e. 1% divided by 12 months, then multiplied by the initial purchase price of $9.47 per share) in stockholder servicing fees for each month from the date of purchase through the date we cease paying the stockholder servicing fee. Although we cannot predict the length of time over which this fee will be paid by any given investor due to, among many factors, the varying dates of purchase and the timing of a liquidity event, we currently estimate that a Class T Share purchased immediately after the effective date of this prospectus will be subject to the stockholder servicing fee for 5 to 7 years and the investor will pay aggregate fees of between $0.47 and $0.66 per share during that time.” We respectfully request that you clear this comment.

2.	You state on page 7 that the stockholder servicing fee paid in respect of Class T shares will be allocated to the Class T shares as a class expense, and these fees will impact the amount of distributions payable on all Class T shares, including those purchased through your distribution reinvestment plan. We further note that you will not pay stockholder servicing fees with respect to shares sold pursuant to your distribution reinvestment plan. Please revise to clarify how the stockholder servicing fee will impact the amount of distributions payable on the Class T shares purchased through the dividend reinvestment plan or advise.

September 24, 2015

RESPONSE: The Class T shares sold pursuant to our distribution reinvestment will not incur a stockholder servicing fee. We were attempting to make the point that, since all Class T shareholders bear the burden of paying the stockholder servicing fee as a class expense, all class T shares will be impacted, including shares purchased pursuant to the distribution reinvestment plan (DRP), even though the stockholder servicing fee will not be paid on the DRP shares. However, in response to this comment and to avoid potential confusion, we have revised the disclosure on page 7 of our prospectus to clarify: “The stockholder servicing fee paid in respect of Class T shares will be allocated to the Class T shares as a class expense, which will impact the amount of distributions payable on Class T shares.” We respectfully request that you clear this comment.

3.	We note your disclosure on page 8 that, as a result of the allocation of the stockholder servicing fee to the Class T shares, the Class T shares could have a lower net asset value per share if distributions on the Class T shares are not adjusted to take account of such fee. We further note the preceding sentence that distributions on the Class T shares will be lower than distributions on Class A shares because Class T shares are subject to the on-going stockholder servicing fee. Please revise to clarify or describe the circumstances under which the distributions on the Class T shares would not be adjusted to take account of the stockholder servicing fee or advise. In addition, please tell us whether the distribution amount on the Class T shares will increase once the 10% cap is reached.

RESPONSE: In response to this comment, we have revised the disclosure on page 8 of our prospectus to remove the sentence described in your comment and add the following sentence: “We expect the estimated net asset value per share of each Class A share and Class T share to be the same, except in the unlikely event that the stockholder servicing fees exceed the amount otherwise available for distribution to holders of Class T shares in a particular period (prior to the deduction of the stockholder servicing fees), in which case the excess will be accrued as a reduction to the estimated net asset value per share of each Class T share, which would result in the net asset value and distributions upon liquidation with respect to Class T shares being lower than the net asset value and distributions upon liquidation with respect to Class A shares.” We respectfully request that you clear this comment.

4.	We note your disclosure on page 8 that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

RESPONSE: In response to this comment, we have revised the disclosures on pages 7 and 150 of our prospectus to add the following sentence: “We will calculate the net asset value per share as a whole for all Class A shares and Class T shares and then will determine any differences attributable to each class.” We respectfully request that you clear this comment.

Distribution Declaration History, page 155

5.	We note your disclosure on page 156 that since your inception through June 30, 2015, the payment of distributions has been paid from offering proceeds. On page 8 of Supplement Number 3 in your post-effective amendment filed on July 14, 2015, we further note you disclose that you paid 100% of distributions for the three months ended March 31, 2015 with cash flows provided by operations. Please reconcile these disclosures or advise.

RESPONSE: In response to this comment, we note that on page 8 of Supplement Number 3 in our post-effective amendment filed on July 14, 2015, the statement that 100% of distributions for

September 24, 2015

the three months ended March 31, 2015 were paid with cash flows from operations was followed by a paragraph that included the following statement: “From our inception through March 31, 2015, the payment of distributions has been paid with a combination of offering proceeds and operating cash flows (which, for the three months ended March 31, 2015, were positively impacted by increases in amounts due to affiliates and accounts payable and accrued liabilities).” For the three months ended March 31, 2015, we had cash on hand from operating cash flows that following the first quarter 2015, was used to pay amounts due to affiliates and accounts payable. On an aggregate basis, and for the six months ended June 30, 2015, 100% of distributions were paid with offering proceeds. In light of the foregoing, we don’t believe that these disclosures are inconsistent. We respectfully request that you clear this comment.

6.	Please revise your disclosure to show the relationship of the total distributions paid and earnings.

RESPONSE: In response to this comment, we have revised the distributions coverage table on page 156 of our prospectus to include a line item for net loss and the first sentence of the paragraph immediately following the table to disclose the cumulative distributions and cumulative net loss. We respectfully request that you clear this comment.

Share Redemption Program, page 161

7.	We note your disclosure on page 164 that you received one request for the redemption of 1,750 shares which was fulfilled in July 2015. Please revise your disclosure to state the source of cash used to fund the redemption request and the average price per share for the shares redeemed.

RESPONSE: In response to this comment, we have revised the disclosure on page 164 to include the information requested. We respectfully request that you clear this comment.

The Company acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

September 24, 2015

If you have any questions, or require additional information or documents, please contact the undersigned (404.322.6627; mike.rafter@nelsonmullins.com) or Andrew Nielsen (404.322.6462; andrew.nielsen@nelsonmullins.com).

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter